22004511

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-50853

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CJS Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Main Street, Suite 325
(No. and Street)

White Plains (City) New York (State) 10606 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles Strauzer (Name) 914-287-7600 (Area Code – Telephone Number) cstrauzer@cjs-securities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One (Address) Iselin (City) NJ (State) 08830 (Zip Code)

09/18/2003 (Date of Registration with PCAOB)(if applicable) 217 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Labick, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CJS Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President, CJS Securities, Inc.

[signature]
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
CJS Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CJS Securities, Inc. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 23, 2022

CJS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	3,638,181
Clearing deposit		100,168
Due from broker dealer		193,171
Other receivables - broker dealers		71,924
Syndicate Receivables		731,425
Right of use - asset		288,000
Prepaid expenses and other assets		116,607
TOTAL ASSETS	$	5,139,476

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Lease liability	$	288,000
Accrued expenses		43,611
TOTAL LIABILITIES		331,611
Shareholders' Equity:		
Capital Stock		100
Retained earnings		4,807,765
TOTAL SHAREHOLDERS' EQUITY		4,807,865
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	5,139,476

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

CJS Securities, Inc. (the "Company") was incorporated in New York on November 5, 1997 and began operations on July 1, 1998, as a broker-dealer. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA").

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company is exempt from the provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 (the "Act").

The Company maintains its books and records in accordance with accounting principles generally accepted in the United States of America.

The Company executes its trades through other member firms and records all securities transactions on a trade date basis. The Company is included in syndicate deals, as a named participant, with other member firms controlling the stock sales. The Company additionally offers access to research as a service to its customers. The Company satisfies its performance obligations by transferring the promised research services to the customers. A service is transferred to a customer at a point in time when, the customer obtains control of that service. The Company recognizes revenue for that service at a point in time when the transaction price is determinable, and the Company is reasonably certain that a significant reversal will not occur.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1 - Valuations based on quoted prices available in active markets for identical investments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques - equity securities: the Company values investments in equity securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. At December 31, 2021, the Company held no investments in equity securities or securities sold short.

Revenue Recognition:

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable
that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

For brokerage commissions, the Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

For research and consulting income, the Company recognizes income as earned. Income is earned at the time the related services are provided and when the right to receive payment is assured. Research income that is due and payable as of December 31, 2021, is included in Other receivables – broker dealers on the statement of financial condition.

For syndication and underwriting fees, the Company participates as a selling group member for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as a selling group member. Revenue is recognized on the trade date. The Company has determined that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. Syndication and underwriting fees and related expenses for the year ended December 31, 2021, are reported on the statement of income.

The Company recognizes consulting income as earned. Income is earned at the time the related services are provided and when the right to receive payment is assured.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Standards:

On January 1, 2020, the Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaced the incurred loss methodology with the current expected credit loss ("CECL") methodology. The Company's policy is to record an estimate of expected credit losses as an allowance for credit losses. The Company's receivables include commissions, research fees and syndicate income due from large institutions as of December 31, 2021. The Company reviewed the credit quality of its customers and determined that no material allowance for credit losses was required as of December 31, 2021

Forgivable Loans – Paycheck Protection Program (PPP):

The Company's policy is to account for forgivable loans received through the Small Business Administration (SBA) under *Coronavirus Aid, Relief and Economic Security Act (CARES Act)* Paycheck Protection Program (PPP), as *debt* in accordance with Accounting Standards Codification (ASC) 470, *Debt*, and other related accounting pronouncements. The forgiveness of debt, in whole or in part, is recognized once the debt is extinguished, which occurs when the Company is legally released from the liability by the SBA. Any portion of debt forgiven, adjusted for accrued interest forgiven and unamortized debt issuance costs, is recorded as a gain on extinguishment of debt, and presented in the other revenues section of the statement of income. The entire loan was forgiven on January 11, 2021, resulting in a gain on extinguishment of debt of $262,500 in the accompanying statement of income.

Income Taxes:

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the statement of financial condition or tax returns. As of December 31, 2021, deferred income taxes are not material.

NOTE 2. CASH AND CASH EQUIVALENTS

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal

NOTE 2. CASH AND CASH EQUIVALENTS (continued)

Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corporation ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. As of December 31, 2021, the Company had cash and cash equivalents on deposit with Citibank N.A. which includes an insured money market account in the amount of $3,061,437.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $3,959,834 which was $3,859,834 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

NOTE 4. FINANCIAL TRANSACTIONS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with a clearing broker on behalf of its customers. Through contractual agreements with the clearing broker, the Company is liable in the event its customers are unable to fulfill their contracted obligations with the clearing broker.

The customers' activities are transacted on either a cash or margin basis through the facilities of a clearing broker. In margin transactions, the clearing broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker executes and clears customers' transactions involving the sale of securities not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the clearing broker. The Company may then be required to compensate the clearing broker for losses incurred on behalf of the customers.

NOTE 4. FINANCIAL TRANSACTIONS WITH OFF-BALANCE-SHEET CREDIT RISK (continued)

The Company, through its clearing broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the clearing broker's internal guidelines. The clearing broker monitors required margin levels daily and, pursuant
to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 5. INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and a similar provision in New York State. Accordingly, the Company is not considered a taxable entity for federal and state purposes. Any taxable income, losses or credits are reported by each stockholder on their individual tax returns.

The Company is subject to the New York State Franchise tax which imposes a minimum tax, of $3,000, based on variables affected by the Company's operations.

Effective for tax years beginning on or after January 1, 2021, the state of New York implemented the Pass-Through Entity Tax (PTET). The New York PTET gives eligible pass-through entities the option to elect paying tax at the entity level on New York sourced business income. During the year ended December 31, 2021, the Company elected to pay the New York PTET which amounted to $338,000; this amount has been included in the provision for income tax expense on the statement of income.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITES

The Company entered into a commercial real estate lease with Mack-Cali for the period December 1, 2020, through November 30, 2024. The total future lease commitment is for $304,459. Future minimum lease payments, for the year ending December 31, 2022, are $102,439. The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities at December 31, 2021 or during the year then ended.

NOTE 4. FINANCIAL TRANSACTIONS WITH OFF-BALANCE-SHEET CREDIT RISK (continued)

The Company, through its clearing broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the clearing broker's internal guidelines. The clearing broker monitors required margin levels daily and, pursuant
to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 5. INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and a similar provision in New York State. Accordingly, the Company is not considered a taxable entity for federal and state purposes. Any taxable income, losses or credits are reported by each stockholder on their individual tax returns.

The Company is subject to the New York State Franchise tax which imposes a minimum tax, of $3,000, based on variables affected by the Company's operations.

Effective for tax years beginning on or after January 1, 2021, the state of New York implemented the Pass-Through Entity Tax (PTET). The New York PTET gives eligible pass-through entities the option to elect paying tax at the entity level on New York sourced business income. During the year ended December 31, 2021, the Company elected to pay the New York PTET which amounted to $338,000; this amount has been included in the provision for income tax expense on the statement of income.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITES

The Company entered into a commercial real estate lease with Mack-Cali for the period December 1, 2020, through November 30, 2024. The total future lease commitment is for $304,459. Future minimum lease payments, for the year ending December 31, 2022, are $102,439. The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities at December 31, 2021 or during the year then ended.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITES (continued)

Base Rent	Jan-Nov Per Month	Jan - Nov	Dec	Total
Jan 1, 2022 - Dec 31, 2022	8,522	93,746	8,693	102,439
Jan 1, 2023 - Dec 31, 2023	8,693	95,621	8,867	104,487
Jan 1, 2024 - Dec 31, 2024	8,867	97,533	-	97,533
Totals		$ 286,899		304,459

In connection with FASB standard ASC 842 "Leases", which took effect as of January 1, 2019, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. There will be no impact to the Company's net capital.

The Company is a lessee in a non-cancellable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. A discount rate of 2.33% was used when measuring the right of use asset and lease liability as of December 31, 2021. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. Rent expense was $117,545 for the year ended December 31, 2021.

During 2021 the Company borrowed $3,200,000 under a subordinated loan agreement from one of the Company's shareholders. The subordinated borrowings- related party were available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowing was approved by FINRA in March 2021, and repaid in March, 2021. Interest on the loan was computed at 6%

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITES (continued)

per annum. Interest expense on the subordinated borrowing amounted to $576 for the year ended December 31, 2021.

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. There are no legal proceedings as of December 31, 2021.

NOTE 7. GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. At December 31, 2021, except for future contractual exposure described in Note 6, the Company has issued no guarantees.

NOTE 8. RETIREMENT PLAN

The Company has a matching 401(k) program, for non-highly compensated employees at 3% of total compensation. The matching 401(k) program expense of $9,657, for the year ended December 31, 2021, is reported on the statement of income.

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date these financial statements were issued.